EXHIBIT 107
Filing Fee
Calculation of Filing Fee Tables

FORM S-8
(Form Type)

FIRST HORIZON CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Debt	Deferred compensation obligations*	Other (Rule 457(h))	$25,000,000	100%	$25,000,000	$110.20	$2,755
						per million dollars
Total Offering Amounts					$25,000,000		$2,755
Total Fee Offsets
Net Fee Due							$2,755
*    Deferred compensation obligations under the FHN Financial Deferred Compensation Plan are unsecured obligations of First Horizon Corporation to pay, in the future, compensation earned and deferred by participants in accordance with the Plan.

1	Exhibit to Form S-8